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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 1)*



                           VISIONAMERICA INCORPORATED
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                                (Name of Issuer)


                                  Common Stock
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                         (Title of Class of Securities)


                                  681931101000
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                                 (CUSIP Number)


                                HARMEET S. CHAWLA
                              5584 Riverside Drive
                               Dublin, Ohio 43017
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                December 23, 1999
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss. ss. 240.13d-l(e), 240.13d-l(f) or 240.13d-l(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.


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The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 68193110100

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     1.   Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

          Harmeet Singh Chawla

          Harmeet Chawla Second Family Limited Partnership
          Tax Id. No. 31-1610240

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     2.   Check the Appropriate Box if a Member of a Group (See Instructions)

          (a)  .................................................................
          (b)  .................................................................

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     3.   SEC Use Only..........................................................

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     4.   Source of Funds (See Instructions).....PF.............................

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     5.   Check if Disclosure of Legal Proceedings Is Required Pursuant to Items
          2(d) or 2(e) .........................................................

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     6.   Citizenship or Place of Organization........United States.............

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                  7.  Sole Voting Power              598,506
Number of
Shares
Beneficially      8.  Shared Voting Power            - 0 -
Owned by
Each
Reporting         9.  Sole Dispositive Power         598,506
Person
With
                  10. Shared Dispositive Power       - 0 -

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     11.  Aggregate Amount Beneficially Owned by Each Reporting Person   598,506

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     12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
          Instructions) ........................................................

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     13.  Percent of Class Represented by Amount in Row (11)               6.5%



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     14.  Type of Reporting Person (See Instructions)

              Harmeet Singh Chawla               IN
              Harmeet Chawla Second Family Limited Partnership            PN

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ITEM 1.  SECURITY AND ISSUER

This Statement on Schedule 13D relates to the common stock, par value $.06 per share (the "Common Stock") of VisionAmerica Incorporated, a Delaware corporation (the "Company"), whose principal and executive office is located at 5350 Poplar Avenue, Suite 900, Memphis, TN 38119.

ITEM 2.  IDENTITY AND BACKGROUND

This Statement on Schedule 13D is being filed by Harmeet Singh Chawla ("Chawla") whose address is 5584 Riverside Drive, Dublin, OH 43017. Chawla is a physician and is a citizen of the United States. In the last five (5) years Chawla has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

This Statement on Schedule 13D is being filed by the Harmeet Chawla Second Family Limited Partnership, an Ohio limited partnership ("Partnership"), whose address is 5584 Riverside Drive, Dublin, OH 43017. In the last five (5) years, the Partnership has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Chawla received 463,206 shares in connection with the acquisition of his practice by the Company on December 16, 1997, of which the Reporting Persons still hold 363,206 shares. Chawla subsequently transferred these shares to the Partnership.

Personal funds of the Partnership were used to acquire the additional Common Stock for an aggregate purchase price of $752,250. (1)

(1) The aggregate purchase price in the initial Schedule 13D filed included $83,458 related to purchase transactions not then settled. Shares owned by the Reporting Persons on such initial Schedule 13D filing did not reflect the corresponding shares.

ITEM 4.  PURPOSE OF TRANSACTION

The Reporting Persons have acquired the Common Stock of the Company for investment purposes only.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

In the aggregate, the Reporting Persons' beneficial ownership of Common Stock of the Company at the date of this Schedule 13D filing is 598,506 shares, or 6.5% of the number of shares outstanding, based on the most recently available information. The Partnership has sole voting power and disposition power. Chawla is the managing partner of the Partnership and owns 99% of the Partnership. As managing


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partner and majority owner of the Partnership, Chawla has voting and dispositive power over the shares on behalf of the Partnership. Since the filing of the initial Schedule 13D, the following transactions in the class of securities were effected:

     12/21/99 26,400 shares purchased at $3.16 on the open market 12/22/99 20,700 shares purchased at $3.05 on the open market 12/23/99 15,800 shares purchased at $3.07 on the open market 12/24/99 18,800 shares purchased at $3.03 on the open market 12/27/99 18,200 shares purchased at $2.99 on the open market 12/28/99 9,200 shares purchased at $3.02 on the open market

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Chawla is the managing partner and the sole general partner of the Partnership, and, as such, has the power to vote or direct the vote of the shares on behalf of the Partnership. In addition, Chawla owns 99% of the Partnership.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

None.


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                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

December 29, 1999
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Date


/s/ Harmeet S. Chawla
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Signature


Managing Partner
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Name/Title


December 29, 1999
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Date


/s/ Harmeet S. Chawla
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Signature


Individual
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Name/Title


The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

            ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001)